STATEMENT OF INVESTMENTS

Dreyfus Municipal Cash Management Plus

April 30, 2007 (Unaudited)

Short-Term Investments--103.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.6%				
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.99	5/7/07	20,750,000 a,b	20,750,000
Arizona--.4%				
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	4.24	5/7/07	1,010,000 a	1,010,000
Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	4.04	5/7/07	4,615,000 a,b	4,615,000
California--1.3%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	4.02	5/7/07	16,650,334 a,b	16,650,334
Colorado--1.8%				
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	4.08	5/7/07	3,235,000 a	3,235,000
Erie, COP (LOC; Key Bank)	3.99	5/7/07	4,270,000 a	4,270,000
Vail, MFHR (Middle Creek Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Ixis Corporate and Investment Bank)	4.05	5/7/07	16,005,000 a,b	16,005,000
Delaware--.3%				
Delaware Economic Development Authority, Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington Trust Co.)	4.04	5/7/07	3,900,000 a	3,900,000
District of Columbia--1.2%				
Bank of New York Municipal Certificates Trust (District				

of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	4.04	5/7/07	5,375,000 a,b	5,375,000
District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA)	3.99	5/7/07	11,090,000 a	11,090,000

Florida--7.4%

Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	4.07	5/7/07	5,000,000 a	5,000,000
Jacksonville, PCR, Refunding (Florida Power and Light Company Project)	4.16	5/1/07	4,000,000 a	4,000,000
Jacksonville Economic Development Commission, Healthcare Facilities Revenue, Refunding (Methodist Refunding Project) (LOC; SunTrust Bank)	4.05	5/1/07	1,000,000 a	1,000,000
Jacksonville Health Facilities Authority, HR (Charity Obligated Group - Baptist/Saint Vincent's Health System, Inc.) (Insured; MBIA and Liquidity Facility; Bank of America)	4.01	5/1/07	12,980,000 a	12,980,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System)	4.02	5/7/07	12,700,000 a	12,700,000
Leesburg, HR (The Villages Regional Hospital Project) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	3.98	5/7/07	12,000,000 a	12,000,000
Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC; SunTrust Bank)	4.01	5/7/07	3,650,000 a	3,650,000
Orange County Housing Finance Authority, Homeowner Revenue (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	4.05	5/7/07	1,615,000 a,b	1,615,000
Sarasota County, Continuing Care Retirement Community Revenue, Refunding (The Glenridge on Palmer				

Ranch, Inc. Project) (LOC; Bank of Scotland)	4.06	5/1/07	12,200,000 [a]	12,200,000
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	4.10	5/1/07	9,100,000 [a]	9,100,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.67	5/7/07	7,965,000	7,965,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.67	5/10/07	1,000,000	1,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.70	5/10/07	14,500,000	14,500,000
Georgia--7.7%				
Atlanta, Subordinate Lien Tax Allocation (Atlantic Station Project) (LOC; Wachovia Bank)	4.01	5/7/07	4,000,000 [a]	4,000,000
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	3.99	5/7/07	5,000,000 [a]	5,000,000
Bainbridge and Decatur County Development Authority, IDR (Rand Group Limited Project) (LOC; National City Bank)	4.06	5/7/07	9,840,000 [a]	9,840,000
Burke County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	3.63	5/10/07	19,000,000	19,000,000
Cobb County, GO Notes, TAN	4.00	12/31/07	7,800,000	7,817,471
Fulton County Hospital Authority, Revenue Anticipation Cerifiicates (Northside Hospital Project) (LOC; Wachovia Bank)	4.01	5/1/07	4,650,000 [a]	4,650,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.75	5/11/07	24,420,000	24,420,000
Private Colleges and University Authority, CP (Emory University Project)	3.70	9/12/07	10,000,000	10,000,000
Savannah Economic Development Authority, Exempt Facility				

Revenue (Home Depot Project)	4.01	5/7/07	17,000,000 a	17,000,000
Illinois--5.7%				
Chicago,				
Collateralized SFMR	3.85	2/14/08	7,500,000	7,500,000
Chicago,				
Collateralized SFMR	3.83	4/18/08	5,000,000	5,000,000
Chicago,				
IDR (Victoria Limited LLC				
Project) (LOC; ABN-AMRO)	4.01	5/7/07	3,350,000 a	3,350,000
Community Unit School District				
Number 308, Educational				
Purposes TAW	4.00	1/1/08	7,000,000	7,013,571
Illinois,				
GO Certificates	4.25	6/7/07	25,700,000	25,710,809
Illinois Educational Facilities				
Authority, Revenue, CP (Pooled				
Finance Program) (LOC;				
Northern Trust Company)	3.73	9/12/07	14,000,000	14,000,000
Regional Transportation Authority,				
GO, Refunding (Liquidity				
Facility; DEPFA Bank PLC)	3.93	5/7/07	3,530,000 a	3,530,000
Upper Illinois River Valley				
Development Authority, SWDR				
(Exolon-ESK Company Project)				
(LOC; Bank of America)	4.01	5/7/07	8,405,000 a	8,405,000
Indiana--1.4%				
Elkhart County,				
EDR (Four Seasons				
Manufacturing Project) (LOC;				
National City Bank)	4.06	5/7/07	3,950,000 a	3,950,000
Hammond,				
Sewer and Solid Waste Disposal				
Revenue, Refunding (Cargill				
Inc. Project)	4.02	5/7/07	6,500,000 a	6,500,000
Indiana Finance Authority,				
EDR (JRL Leasing, Inc. and				
LaSarre Co., LLC Project)				
(LOC; National City Bank)	4.06	5/7/07	3,800,000 a	3,800,000
Saint Joseph County,				
Health Care Facility Revenue				
(South Bend Medical Foundation				
Project) (LOC; National City				
Bank)	4.01	5/7/07	2,700,000 a	2,700,000
Seymour,				
EDR (Pedcor Investments -				
Sycamore Springs Apartments				
Project) (LOC; FHLB)	4.01	5/7/07	1,900,000 a	1,900,000
Iowa--.7%				
Iowa Finance Authority,				
SFMR (Mortgage-Backed				
Securities Program) (Liquidity				

Facility; State Street Bank and Trust Co.)	4.00	5/7/07	4,500,000 a	4,500,000
Iowa Higher Education Loan Authority, Private College Facility Revenue (University of Dubuque Project) (LOC; Northern Trust Company)	4.06	5/1/07	5,000,000 a	5,000,000

Kansas--.6%

Junction City, Temporary Notes	5.00	8/1/07	2,000,000	2,003,650
Junction City, Temporary Notes	5.00	12/1/07	2,500,000	2,513,506
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	4.03	5/7/07	3,350,000 a	3,350,000

Kentucky--4.1%

Jefferson County, Retirement Home Revenue (Nazareth Literary and Benevolent Institution Project) (LOC; Fifth Third Bank)	3.98	5/7/07	10,000,000 a	10,000,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	4.04	5/7/07	31,800,000 a	31,800,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.70	10/1/07	12,000,000	12,000,000

Louisiana--4.3%

Bank of New York Municipal Certificates Trust (Lake Charles Harbor and Terminal District) (Liquidity Facility; The Bank of New York and LOC; The Bank of New York)	4.04	5/7/07	10,000,000 a,b	10,000,000
Morgan Keegan Municipal Products Inc. (New Orleans Finance Authority) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Transamerica Life and Insurance)	4.02	5/7/07	25,000,000 a,b	25,000,000
Morgan Keegan Municipal Products Inc. (New Orleans, SFMR) (Insured; Transamerica Life and Insurance and Liquidity Facility; Lloyds TSB Bank PLC)	4.02	5/7/07	22,000,000 a,b	22,000,000

Maine--.2%

Auburn,
    Obligation Securities Revenue

(J&A Properties and United Fabricants Strainrite Project) (LOC; Citizens Bank of Massachusetts)	4.02	5/7/07	2,380,000 a	2,380,000

Maryland--.2%

Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank)	4.04	5/7/07	2,054,500 a	2,054,500

Massachusetts--2.7%

Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority - Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.99	5/7/07	11,000,000 a,b	11,000,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America)	4.03	5/7/07	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	4.00	5/7/07	6,400,000 a	6,400,000
Massachusetts Development Finance Agency, SWDR (Wheelabrator Milbury Inc. Project) (Liquidity Facility; JPMorgan Chase Bank)	4.10	5/1/07	8,550,000 a	8,550,000
Massachusetts Development Finance Authority, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	4.03	5/7/07	4,000,000 a,b	4,000,000

Michigan--1.8%

Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank)	4.00	5/7/07	3,620,000 a	3,620,000
Michigan Hospital Finance Authority, Revenue (Health Care Equipment Loan Program)				

(LOC; ABN-AMRO)	3.97	5/7/07	5,000,000 a	5,000,000
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	4.05	5/7/07	2,050,000 a	2,050,000
Michigan Strategic Fund, LOR (Kaumagraph Flint Corporation Project) (LOC; Bank One)	4.04	5/7/07	2,400,000 a	2,400,000
Michigan Strategic Fund, LOR (PFG Enterprises Inc. Project) (LOC; Huntington NB)	4.22	5/7/07	2,660,000 a	2,660,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	4.09	5/7/07	3,300,000 a	3,300,000
Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank)	4.00	5/7/07	4,800,000 a	4,800,000
Minnesota--3.1%				
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; AMBAC and Liquidity Facility; Goldman Sachs Group)	3.97	5/7/07	25,000,000 a,b	25,000,000
Minnesota Higher Education Facilities Authority, Revenue (Saint Olaf College) (LOC; Bank of Montreal)	4.06	5/1/07	1,900,000 a	1,900,000
Saint Paul Port Authority, Revenue (Amherst H. Wilder Foundation Project) (LOC; The Bank of New York)	4.06	5/1/07	13,900,000 a	13,900,000
Missouri--.3%				
Saint Louis Industrial Development Authority, MFHR (Windward Estates Project) (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services)	4.05	5/7/07	3,570,000 a,b	3,570,000
Nevada--.6%				
Clark County, Highway Revenue, CP (Motor Vehicle Fuel Tax) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.75	6/12/07	7,600,000	7,600,000
New Hampshire--.3%				
New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water				

Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB)	3.70	10/1/07	3,955,000	3,955,000

New Mexico--.4%

Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia)	4.01	5/7/07	5,900,000 a	5,900,000

North Carolina--.5%

Burke County Industrial Facilities and Pollution Control Financing Authority, IDR (Bauer Industries Inc. Project) (LOC; Bank of Montreal)	4.05	5/7/07	1,455,000 a	1,455,000
Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4.03	5/7/07	4,500,000 a,b	4,500,000

Ohio--4.1%

Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.97	5/7/07	11,320,000 a	11,320,000
Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank)	4.08	5/7/07	3,180,000 a	3,180,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	4.01	5/7/07	10,000,000 a,b	10,000,000
Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.01	5/7/07	20,510,000 a,b	20,510,000
Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Barclays Bank PLC)	4.01	5/7/07	9,700,000 a	9,700,000

Oklahoma--1.1%

Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.60	5/15/07	15,000,000	15,000,000

Oregon--1.7%

Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation)	4.01	5/7/07	10,445,000 a,b	10,445,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.93	5/7/07	11,600,000 a	11,600,000

Pennsylvania--13.4%

Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	4.21	5/1/07	4,000,000 a	4,000,000
Chartiers Valley Industrial and Commercial Development Authority (Wesley Hills Project) (LOC; Fifth Third Bank)	4.00	5/7/07	8,400,000 a	8,400,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.95	5/7/07	16,000,000 a	16,000,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.95	5/7/07	2,375,000 a	2,375,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	4.01	5/7/07	8,985,000 a,b	8,985,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	5,500,000 a	5,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	6,400,000 a	6,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	17,300,000 a	17,300,000
Franklin County Industrial Development Authority, Revenue (Menno Haven Project) (Insured; Radian Bank and Liquidity Facility; Bank of				

America)	4.01	5/7/07	15,550,000 a	15,550,000
Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Wachovia Bank)	4.02	5/1/07	28,000,000 a	28,000,000
Harrisburg Authority, School Revenue (The School District of the City of Harrisburg Project) (Insured; AMBAC and Liquidity Facility; Westdeutshe Landesbank)	3.92	5/7/07	6,890,000 a	6,890,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	4.02	5/7/07	3,800,000 a	3,800,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	3.99	5/7/07	7,435,000 a	7,435,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	4.10	5/7/07	1,530,000 a	1,530,000
Philadelphia, Airport Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.98	5/7/07	10,900,000 a	10,900,000
Philadelphia Authority for Industrial Development, Revenue (NewCourtland Elder Services Project) (LOC: PNC Bank)	4.00	5/1/07	25,230,000 a	25,230,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (The Children's Hospital of Philadelphia Project) (Liquidity Facility: JPMorgan Chase Bank and Westdeutsche Landesbank)	4.02	5/1/07	9,300,000 a	9,300,000
West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	1,003,000 a	1,003,000

South Carolina--.6%

South Carolina Jobs-Economic Development Authority, EDR (Pharmaceutical Associates, Inc. Project) (LOC; Wachovia Bank)	4.05	5/7/07	2,250,000 a	2,250,000
South Carolina Jobs-Economic Development Authority, HR				

(Oconee Memorial Hospital, Inc. Project) (Insured; Radian Group and Liquidity Facility; Wachovia Bank)	3.98	5/7/07	5,400,000 a	5,400,000

South Dakota--1.2%

South Dakota Health and Educational Facilities Authority, Revenue (Rapid City Regional Hospital) (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	4.06	5/1/07	15,650,000 a	15,650,000

Tennessee--5.6%

Memphis Health Educational and Housing Facility Board, MFHR (Summit Park Apartments Project) (LOC; First Tennessee Bank)	4.03	5/7/07	5,000,000 a	5,000,000
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) (LOC; Bank of America)	4.04	5/1/07	38,000,000 a	38,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	4.12	5/1/07	8,000,000 a	8,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	4.12	5/1/07	5,000,000 a	5,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC)	4.11	5/1/07	8,540,000 a	8,540,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Merlots Program) (Liquidity Facility; The Bank of New York)	4.00	5/7/07	9,415,000 a,b	9,415,000

Texas--13.2%

ABN AMRO Munitops Certificates Trust, Water Revenue (Tarrant Regional Water District) (Insured; FGIC and Liquidity Facility; ABN-AMRO)	3.99	5/7/07	4,800,000 a,b	4,800,000
Brazos River Harbor Navigation Distict, Harbor Revenue (BASF Corporation Project)	4.21	5/1/07	7,000,000 a	7,000,000
El Paso County Hospital District,				

GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	3.97	5/7/07	3,465,000 a,b	3,465,000
Fort Bend County, Toll Road Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.97	5/7/07	2,775,000 a,b	2,775,000
Harris County Health Facilities Development Corporation, Revenue (Saint Luke's Episcopal Hospital) (Liquidity Facility: Bank of America, Bayerische Landesbank, JPMorgan Chase Bank, Northern Trust Co. and Saint Lukes Hospital)	4.02	5/1/07	9,600,000 a	9,600,000
Harris County Health Facilities Development Corporation, Revenue (The Methodist Hospital System)	4.02	5/1/07	21,700,000 a	21,700,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.70	7/12/07	11,000,000	11,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.67	7/24/07	10,000,000	10,000,000
Montgomery County Housing Finance Corporation, MFHR (Park at Woodline Townhomes) (LOC; Citibank NA)	4.04	5/7/07	7,500,000 a	7,500,000
North Central Texas Health Facilities Development Corporation, Revenue, CP (Methodist Hospital) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.62	5/2/07	10,000,000	10,000,000
Permian Basin Regional Housing Finance Corporation, SFMR (Mortgage Backed Securities Program) (GIC; Aegon NV)	4.12	6/1/07	5,455,000	5,455,000
Port of Port Arthur Navigation District, Revenue, CP (BASF Corporation Project)	3.80	6/21/07	10,000,000	10,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	4.03	5/7/07	7,000,000 a,b	7,000,000
Revenue Bond Certificate Series Trust Various States, Revenue (Chimney Project) (GIC; AIG Funding Inc.)	4.03	5/7/07	6,180,000 a,b	6,180,000
San Antonio, Water System, CP (Liquidity				

Facility; Bank of America)	3.58	5/15/07	11,000,000	10,999,988
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.00	5/7/07	11,800,000 a,b	11,800,000
Texas Public Finance Authority, Revenue, CP	3.65	5/14/07	15,100,000	15,100,000
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.90	5/1/07	20,000,000 a,c	20,000,000

Utah--1.2%

Salt Lake County, PCR, Refunding (Service Station Holdings Inc. Project)	4.02	5/1/07	15,500,000 a	15,500,000

Vermont--2.3%

University of Vermont and State Agricultural College, CP	3.70	5/3/07	4,530,000	4,530,000
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.85	7/17/07	6,800,000	6,800,000
Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Insured; Radian Group and Liquidity Facility; TD BankNorth N.A.)	4.06	5/1/07	19,025,000 a	19,025,000

Virginia--1.2%

Morgan Keegan Municipal Products Inc. (Virginia Housing Development Authority) (Liquidity Facility; BNP Paribas)	4.02	5/7/07	6,740,000 a,b	6,740,000
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metro Machine Corporation Project) (LOC; Wachovia Bank)	4.00	5/7/07	6,100,000 a	6,100,000
Virginia Beach Development Authority, IDR, Refunding (Giant Square Shopping Center Company LLP Project) (LOC; Wachovia Bank)	4.00	5/7/07	3,300,000 a	3,300,000

Washington--3.1%

Everett Industrial Development
   Corporation, Exempt Facilities

Revenue (Kimberly-Clark Corporation Project)	4.00	5/7/07	3,200,000 a	3,200,000
Pierce County Economic Development Corporation, Multi-Mode Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	4.03	5/7/07	5,590,000 a	5,590,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	4.00	5/7/07	5,000,000 a	5,000,000
Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America)	4.00	5/7/07	5,450,000 a	5,450,000
Washington Economic Development Finance Authority, SWDR (Waste Management Project) (LOC; Bank of America)	4.01	5/7/07	5,500,000 a	5,500,000
Washington Housing Finance Commission, MFHR (Queen Anne Project) (LOC; Bank of America)	4.03	5/7/07	7,500,000 a	7,500,000
Washington Housing Finance Commission, MFHR (The Vintage at Chehalis Senior Living Project) (Liquidity Facility; FNMA and LOC; FNMA)	4.02	5/7/07	8,190,000 a	8,190,000

Wisconsin--3.4%

Howard-Suamico School District, BAN	4.00	2/1/08	8,300,000	8,307,720
Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	4.05	5/7/07	8,885,000 a,b	8,885,000
Seymour Community School District, BAN	4.00	4/1/08	7,500,000	7,507,261
Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4.06	5/1/07	19,170,000 a	19,170,000
Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One)	4.06	5/1/07	1,350,000 a	1,350,000

Wyoming--2.4%

Campbell County,
  IDR (Two Elk Power Generation
  Station Project) (GIC;
  American International Group
  Funding Inc.)
	3.80	11/30/07	21,300,000	21,300,000

Campbell County,
  IDR (Two Elk Power Generation
  Station Project) (LOC;
  Citibank NA)
	3.80	11/30/07	10,000,000	10,000,000

Total Investments (cost $1,359,786,712)			103.1%	1,359,786,810
Liabilities, Less Cash and Receivables			(3.1%)	(41,382,063)
Net Assets			100.0%	1,318,404,747

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $281,080,334 or 21.3% of net assets.
c Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance